Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 14a-12(b) and 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

On 24 April 2015, Mylan N.V. made the following announcement:

THE DISTRIBUTION OF THIS COMMUNICATION IN CERTAIN JURISDICTIONS MAY BE RESTRICTED OR AFFECTED BY THE LAWS OF SUCH JURISDICTIONS. ACCORDINGLY, COPIES OF THIS COMMUNICATION ARE NOT BEING, AND MUST NOT BE, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO, OR FROM ANY SUCH JURISDICTION.

For immediate release 24 April 2015

MYLAN TO COMMENCE FORMAL

OFFER TO ACQUIRE PERRIGO FOR

US$60 IN CASH AND 2.2 MYLAN SHARES PER PERRIGO SHARE

Starts legally binding process to commence

fully financed, cash confirmed offer

POTTERS BAR, England, April 24, 2015 – On 8 April 2015, Mylan N.V. (NASDAQ: MYL) issued a Rule 2.4 announcement under the Irish Takeover Rules stating that it had made a non-binding proposal to acquire Perrigo (NYSE: PRGO; TASE) for US$205 in a combination of cash and Mylan stock for each Perrigo share. The Rule 2.4 announcement followed the delivery of that proposal to Perrigo’s Chairman on 6 April 2015.

Mylan today issued a Rule 2.5 announcement setting forth its legally-binding commitment to commence an offer for the entire issued and to be issued share capital of Perrigo. Under the terms of the offer announced today, Perrigo shareholders will receive US$60 in cash and 2.2 Mylan ordinary shares for each Perrigo ordinary share. The offer is subject to certain conditions and other terms set forth in the formal Rule 2.5 announcement. The offer is fully financed, cash confirmed and not conditional on due diligence.

It is expected that, following the consummation of the transaction, Mylan shareholders will own approximately 61.8% of the outstanding Mylan ordinary shares on a fully diluted basis and former Perrigo shareholders will own approximately 38.2% of the outstanding Mylan ordinary shares on a fully diluted basis.

Mylan expects the combination will result in at least US$800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer. The synergy estimate was prepared using a sound process and was independently reported on by the Irish firm of PricewaterhouseCoopers and Goldman Sachs International in accordance with the requirements of the Irish Takeover Rules. The transaction is expected to be immediately accretive to EPS on a fully-synergized basis and it is anticipated that substantial free cash flows will drive rapid deleveraging and enhanced reinvestment into the business, with the combined company expected to maintain its investment grade credit profile.

Mylan’s Executive Chairman Robert J. Coury commented, “Mylan has today begun a legally-binding process under the Irish Takeover Rules to commence its offer for Perrigo, demonstrating our commitment to making this compelling combination a reality.

“We are taking this next critically important step, which begins the clock under the rigid timeframe set by the Irish Takeover Rules, in order to continue to ensure clarity and certainty around our intentions for investors, particularly in light of the strong market reaction to this combination and demands from investors for us to take this step.

“Not only have we fully financed our offer and already incurred significant non-refundable financing fees, our offer also is cash confirmed and not conditional on due diligence. Additionally, we also have made a “hell or high water” commitment to obtain US antitrust clearance. All of this further underscores our confidence in, and commitment to, completing this transaction in the timeliest manner possible.

“Mylan fully intends to comply with all requirements of the Irish Takeover Rules that govern this process. As such, we would like to caution investors that we will be limited in our ability to disclose certain forward-looking information. However, we believe the financial and strategic benefits outlined in our Rule 2.4 announcement and today’s Rule 2.5 announcement leave no doubt as to the value that would be created by this combination.

“While we are disappointed by the decision of the Perrigo Board to reject our proposal without entering into discussions thus far, we are still hopeful and confident that we can engage with their Board about our offer and how to best bring our organizations together.

“As evidenced by today’s Rule 2.5 announcement, we remain steadfast in our offer to acquire Perrigo, given the substantial opportunities we anticipate it will create for our company, shareholders and other stakeholders. We will not be distracted from the pursuit of this exciting, value-creating combination.”

Mylan’s Chief Executive Officer Heather Bresch commented, “The combination of Mylan and Perrigo demonstrates clear and compelling industrial logic and will generate significant value for customers, patients, employees, stockholders and other stakeholders through the creation of a one-of-a-kind global healthcare company that has complementary businesses and cultures, unmatched scale in its operations, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends, including the unprecedented number of Rx to OTC switches underway. We are well positioned to leverage all of these assets and trends, as well as Mylan’s strong brand equity, to redefine how healthcare is delivered.”

The cash portion of the consideration in the offer will be financed by a new bridge credit facility arranged by Goldman Sachs Bank USA. Goldman, Sachs & Co., in its capacity as financial advisor to Mylan, has stated that it is satisfied that sufficient resources will be available to satisfy in full the cash consideration payable upon full acceptance of the offer by Perrigo’s shareholders.

The making of the offer to Perrigo shareholders is pre-conditioned on the first in time of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (the “HSR Act”), (ii) a final decision to clear or approve the consummation of the acquisition of Perrigo contemplated by the offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) 13 September 2015. The offer is subject to customary conditions for an offer governed by the Irish Takeover Rules.

Goldman Sachs is acting as financial advisor, and Cravath, Swaine & Moore LLP is acting as legal advisor, to Mylan, with Arthur Cox acting as legal advisor in Ireland.

This announcement is being made pursuant to Rule 2.5 of the Irish Takeover Rules.

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ENQUIRIES

Mylan N.V.

Nina Devlin (Media), +1 (724) 514-1968

Kris King (Investors), +1 (724) 514-1813

Goldman Sachs (financial advisor)

Tim Ingrassia, +1 (212) 902 5186

Andre Kelleners, +1 (212) 347 8347

Michael Casey, +44 (20) 7774 4100

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which approximately 40% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

3

THE DISTRIBUTION OF THIS COMMUNICATION IN CERTAIN JURISDICTIONS MAY BE RESTRICTED OR AFFECTED BY THE LAWS OF SUCH JURISDICTIONS. ACCORDINGLY, COPIES OF THIS COMMUNICATION ARE NOT BEING, AND MUST NOT BE, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO, OR FROM ANY SUCH JURISDICTION.

For immediate release

24 April 2015

OFFER BY

MYLAN N.V. FOR

THE ENTIRE ISSUED AND TO BE ISSUED SHARE CAPITAL OF

PERRIGO COMPANY PLC

1.	Introduction

On 6 April 2015, the Executive Chairman of Mylan N.V. (“Mylan”) delivered a non-binding proposal (the “Proposal”) to acquire Perrigo Company plc (“Perrigo”) in a cash-and-stock transaction to Perrigo’s Chairman. On 8 April 2015, Mylan issued an announcement (the “2.4 Announcement”) that it had made the Proposal, under which the Perrigo Shareholders would receive US$205 in a combination of cash and Mylan stock for each Perrigo Share. On 21 April 2015, Perrigo issued an announcement rejecting the Proposal, without having engaged in any discussions with Mylan about the Proposal.

Mylan has repeatedly offered to have a constructive dialogue with Perrigo on the Proposal, but Perrigo has refused. Mylan is disappointed that the Perrigo Board has not engaged with it in discussions about this offer which provides significant value creation for the Perrigo Shareholders. Nonetheless, Mylan believes that a combination of Mylan and Perrigo offers clear and compelling strategic and financial benefits to shareholders and other stakeholders of both companies. Mylan therefore remains committed to completing this transaction.

Mylan is making this announcement solely on the basis of publicly available information, as it has not been given any access to due diligence by Perrigo. Mylan’s 2.4 Announcement stated that the making of an offer was subject to the pre-condition of confirmatory due diligence (the “Due Diligence Pre-Condition”), which has not been satisfied. The Due Diligence Pre-Condition is capable of waiver by Mylan at its discretion. In issuing this announcement, Mylan hereby waives the Due Diligence Pre-Condition.

2.	Terms of the Offer

Mylan today announces an offer for the entire issued and to be issued share capital of Perrigo. Under the terms of the Offer and subject to the HSR Pre-Condition and the conditions and other terms set forth in Appendix I, Perrigo Shareholders will receive US$60 in cash (the “Cash Consideration”) and 2.2 Mylan Shares (the “Share Consideration” and, together with the Cash Consideration, the “Offer Price”) for each Perrigo Share.

The Offer would provide a very significant cash payment to Perrigo Shareholders. In addition, even with conservative assumptions for what Mylan believes to be significant and meaningful operational synergies, Mylan believes the Offer would provide Perrigo Shareholders with an equity value in the combined company that is even greater than their equity ownership in Perrigo today.

It is expected that, following the consummation of the Offer and the compulsory acquisition by Mylan of any Perrigo Shares not acquired pursuant to the Offer, Mylan shareholders will own approximately 61.8% of the outstanding Mylan Shares on a fully diluted basis and former Perrigo Shareholders will own approximately 38.2% of the outstanding Mylan Shares on a fully diluted basis.

The making of the Offer is pre-conditioned on the first in time of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (the “HSR Act”), (ii) a final decision to clear or approve the consummation of the acquisition of Perrigo contemplated by the Offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) 13 September 2015 (the “HSR Pre-Condition”). Mylan reserves the right to waive the HSR Pre-Condition.

Mylan has an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to procure a decision from the US Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied.

Subject to the HSR Pre-Condition being satisfied or waived by Mylan, the Offer will be made subject to the conditions and other terms set forth in Appendix I, each of which will also be set forth in the Offer Document. The Offer will also be subject to the further terms to be set out in the Offer Document and the Acceptance Documents.

No fractions of Mylan Shares comprising the Share Consideration will be issued to Perrigo Shareholders. Any fractional entitlements will be rounded up or down to the nearest whole number (with fractional entitlements to 0.5 of a Mylan Share being rounded up).

Mylan is required to file a registration statement on Form S-4 (a “Registration Statement”) with the SEC in connection with the Offer. The Registration Statement will contain the Offer Document in relation to the Offer for the purposes of the Irish Takeover Rules. The Offer Document will be posted to Perrigo Shareholders promptly after the Registration Statement is declared effective by the SEC, provided that the HSR Pre-Condition has been satisfied or waived by Mylan. Depending on the identity and the location of the Perrigo Shareholders, Mylan may also be required to publish a prospectus in relation to the Offer that has been approved by the Netherlands Authority for the Financial Markets and/or the Israel Securities Authority. Mylan intends to comply with all applicable law in the event that any such prospectus is required.

The Perrigo Shares will be acquired pursuant to the Offer fully paid and free from all Encumbrances and together with all rights now or hereafter attaching thereto (including without limitation voting rights and the right to receive, and retain in full, all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made on or after the date of this announcement). Mylan reserves the right to reduce (subject to the consent of the Irish Takeover Panel, if required) the Offer consideration, through an appropriate mechanism, in the event that any such dividends or other distributions are declared.

The Offer will not extend to any Perrigo Shares which are cancelled after the date the Offer is made or which are held, or become held, as treasury shares.

3.	Compelling Reasons for Acceptance

Mylan believes that the Offer is compelling given that:

•	the Offer Price represents a meaningful premium for the Perrigo Shareholders;

•	if the Offer is consummated, Perrigo Shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized three year total shareholder return of approximately 36 percent;

•	the combination of Mylan and Perrigo will result in a combined company with a strong financial profile, including:

•	approximately US$15.3 billion in 2014 pro forma sales;

•	immediate accretion to EPS on a fully-synergized basis;

•	at least US$800 million of annual pre-tax operational synergies expected by the end of year four following the consummation of the Offer;

•	substantial free cash flows to drive rapid deleveraging and enhanced reinvestment into the business, with the combined company expected to maintain an investment grade credit rating;

•	opportunities for meaningful growth given the strength of the combined businesses, rich pipeline of launches and opportunities to mean even more to customers across business lines; and

•	potential for continued expansion through business development and acquisitions across business lines; and

•	the Offer is fully financed, cash confirmed and not conditional on due diligence.

Moreover, Mylan is confident in its ability to integrate Perrigo. Mylan has a demonstrated ability to acquire and integrate large and complex assets, with a proven track record of achieving and exceeding synergy targets and maximizing the values of the assets acquired in past transactions. In addition, Mylan believes that its and Perrigo’s shared culture of integrity, respect and responsibility and common focus on innovation, reliability and customer service will be key contributors to a successful integration.

In addition to the compelling value to shareholders, a combination of Mylan and Perrigo would offer substantial benefits to the other stakeholders of both companies. For example, the combination would provide a broader variety of opportunities to employees and increased stability for the communities in which the companies operate and serve. The position of creditors, customers and suppliers would also be enhanced by the combined company’s scale and significant cash flows, and patients would receive improved access to affordable, high quality medicine through increased scale across geographies and robust capabilities to drive innovation.

4.	Information About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to the broadest range of high quality, affordable medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, Mylan offers a wide range of antiretroviral therapies, upon which approximately 40% of HIV/AIDS patients in developing countries depend. Mylan also operates one of the largest active pharmaceutical ingredient (“API”) manufacturers, and currently market products in about 145 countries and territories. Mylan’s workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more about Mylan at mylan.com.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal executive offices located at Albany Gate, Darkes Lane, Potters Bar, Herts EN6 1AG, United Kingdom. Mylan’s ordinary shares (the “Mylan Shares”) are traded on NASDAQ under the symbol “MYL”.

5.	Information About Perrigo

Perrigo, a top five global over-the-counter (“OTC”) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo has grown to become the world’s largest manufacturer of OTC products and supplier of infant formulas for the store brand market. Perrigo is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides “Quality Affordable Healthcare Products®” across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China.

Perrigo is incorporated under the laws of Ireland with its principal executive offices located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. The Perrigo Shares are traded on the NYSE and TASE, in each case under the symbol “PRGO”.

Tysabri® is a registered trademark of Biogen MA Inc. Quality Affordable Healthcare Products® is a registered trademark of L. Perrigo Company.

6.	Financing the Offer

The Cash Consideration will be financed by a new bridge credit facility arranged by Goldman Sachs Bank. Further information on the corporate structure of Mylan and the financing of the Cash Consideration will be set out in the Offer Document.

Goldman, Sachs & Co., as financial advisor to Mylan, is satisfied that sufficient resources are available to satisfy in full the Cash Consideration payable upon full acceptance of the Offer.

7.	Convertible Securities and Rights Under Perrigo Share Plans

The Offer will be extended to any Perrigo Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the Irish Takeover Rules, by such earlier date as Mylan may decide), including, without limitation, any Perrigo Shares issued pursuant to the exercise of options to subscribe for Perrigo Shares or rights to otherwise acquire Perrigo Shares under the Perrigo Share Plans.

Mylan will make appropriate proposals to the holders of options to subscribe for Perrigo Shares or rights to otherwise acquire Perrigo Shares under the Perrigo Share Plans (the “Perrigo Equity Award Holders”), subject to the Offer becoming or being declared unconditional in all respects.

8.	Disclosure of Interests and Short Positions in Perrigo

As at 20 April 2015, neither Mylan nor any person acting in concert with Mylan had any interest, or held any short position, in any relevant securities of Perrigo and neither Mylan nor any associate of Mylan had any arrangement to which Rule 8.7 applies relating to relevant securities of Perrigo. For these purposes, “associate” and “arrangement to which Rule 8.7 applies” have the meanings given to those terms in the Irish Takeover Rules. An “arrangement to which Rule 8.7 applies” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is, or may be, an inducement to one or more of such persons to deal or refrain from dealing in such securities.

9.	Compulsory Acquisition, De-listing and Re-registration

If the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Mylan intends to apply the provisions of Section 204 of the Companies Act of 1963 of Ireland, as amended, or Sections 456 to 460 of the Companies Act of 2014 of Ireland, as the case may be, to acquire compulsorily any outstanding Perrigo Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise.

As soon as it is appropriate and possible to do so, and subject to the Offer becoming or being declared unconditional in all respects, Mylan intends to apply for the cancellation of the listing and trading of Perrigo Shares on the NYSE and TASE. Such cancellation of the listing and trading of Perrigo Shares is likely to reduce significantly the liquidity and marketability of any Perrigo Shares with respect to which the Offer has not been accepted. Mylan intends to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to cause the deregistration of the Perrigo Shares under the US Exchange Act as soon as practicable after such delisting.

Following cancellation of the listing and trading of Perrigo Shares on the NYSE and TASE, Mylan intends to procure that Perrigo is re-registered as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland, or the Companies Act of 2014 of Ireland, as the case may be.

10.	Mylan Shareholder Approval and Listing Application

Mylan Shareholders must approve the Offer, the issuance of the Share Consideration and any other resolutions instrumental to the Offer prior to the completion of the Offer. The necessary resolutions will therefore be put to an extraordinary general meeting of Mylan. In addition, prior to the completion of the Offer, application will be made for the admission to trading on NASDAQ of the new Mylan Shares that will comprise the Share Consideration.

11.	Non-Irish or US Shareholders

The availability of the Offer to persons not resident in Ireland or the United States may be affected by the laws of the jurisdiction in which they are resident. Persons who are resident in any jurisdiction or territory other than Ireland or the United States should obtain professional advice and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

12.	Takeover Rules Derogations

Rule 10.6 Derogation

Rule 10.6 of the Irish Takeover Rules states that, except as otherwise directed by the Panel, the Offer shall be deemed to become unconditional as to acceptances and the acceptance condition of the Offer shall be deemed satisfied when and only when Mylan’s receiving agent issues a certificate to Mylan which certifies that the number of acceptances of the Offer received, together with the number of shares otherwise acquired, are sufficient to meet the requirements of the acceptance condition of the Offer and that this certificate must be issued promptly once the receiving agent is satisfied that the acceptance condition has been met.

Rule 34 of the Irish Takeover Rules states that an acceptor of the Offer shall be entitled to withdraw his or her acceptance from the date which is 21 calendar days after the first closing date of the Offer, if the Offer has not by such date become unconditional as to acceptances. Such entitlement to withdraw acceptances is exercisable until the earlier of: (i) the time at which the Offer becomes unconditional as to acceptances; and (ii) the final time at which the Offer could become unconditional as to acceptances pursuant to the Irish Takeover Rules.

In contrast to the Irish Takeover Rules (which provide for withdrawal rights only during limited times during the Offer Period), US securities laws require Mylan to permit acceptors of the Offer to withdraw their acceptances at any time from posting of the Offer Document until the Offer is declared wholly unconditional or lapses.

On 24 April 2015, the Irish Takeover Panel agreed to grant Mylan a derogation from Rule 10.6.

The Irish Takeover Panel granted this derogation in order to harmonise the requirements of the Irish Takeover Rules and US securities laws. The derogation means that Mylan does not have to declare the Offer unconditional as to acceptances until all other conditions have been satisfied. This in turn means that acceptors of the Offer can withdraw their acceptances at any time from the posting of the Offer Document until the Offer is declared wholly unconditional, provided that: (i) Mylan is under no obligation to declare the Offer unconditional as to acceptances until all other conditions are satisfied; and (ii) if the Offer has not become wholly unconditional by the sixtieth calendar day after the posting of the Offer Document it will lapse.

Rule 13.2 Consent

Rule 13.2 of the Irish Takeover Rules states that, except with the consent of the Panel, a person shall not announce pursuant to Rule 2.5 of the Irish Takeover Rules a firm intention to make an offer (i.e. this announcement) the making of which would be subject to any pre-condition.

On 24 April 2015, the Irish Takeover Panel consented to Mylan including the HSR Pre-Condition in this announcement.

The derogation described above (in relation to Rule 10.6 of the Irish Takeover Rules) requires the Offer to be wholly unconditional by no later than the sixtieth calendar day following the posting of the Offer Document (“Day 60”).

All applicable waiting periods (including any extensions thereof) under the HSR Act must expire or terminate before Mylan consummates the Offer. Based on previous transactions in the pharmaceutical industry, it is estimated that it could take between four and seven months for such periods to expire. There is therefore little or no prospect of Mylan being able to satisfy such requirement in time to prevent the Offer from lapsing (i.e. by Day 60).

In order to resolve this conflict and to make it possible for the Offer to become wholly unconditional by the deadlines imposed by the Irish Takeover Rules, the Irish Takeover Panel consented to Mylan including the HSR Pre-Condition in this announcement. The making of the Offer itself (and the posting of the Offer Document) is therefore conditioned on the first in time of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the HSR Act, (ii) a final decision to clear or approve the consummation of the acquisition of Perrigo contemplated by the Offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) 13 September 2015.

13.	General

Subject to the HSR Pre-Condition being satisfied or waived by Mylan, the Offer will be made subject to the conditions and other terms set out in Appendix I, each of which will also be set out in the Offer Document. The Offer Document will include full details of the Offer and the expected timetable and will be accompanied by the Acceptance Documents.

The Offer Document and the Acceptance Documents will be despatched to Perrigo Shareholders and, for information only, to Perrigo Equity Award Holders promptly after the Registration Statement is declared effective by the SEC, provided that the HSR Pre-Condition has been satisfied or waived by Mylan. The Offer will be governed by the laws of the US and Ireland and will be subject to the applicable requirements of the Irish Takeover Rules, the US Exchange Act, the Securities Law, 5728-1968, of the State of Israel, NYSE and other applicable laws.

Appendix II contains the bases of calculation and sources of certain information contained in this announcement. Appendix III sets out definitions of certain terms used in this announcement. Appendix IV sets out the report of the Irish firm of PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement. Appendix V sets out the report of Goldman Sachs International in respect of certain merger benefit statements made in this announcement.

This announcement is being made pursuant to Rule 2.5 of the Irish Takeover Rules.

Mylan reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Perrigo by way of court-approved scheme of arrangement under Section 201 of the Companies Act of 1963 of Ireland, as amended, or Sections 449 to 455 of the Companies Act of 2014 of Ireland, as the case may be.

ENQUIRIES

Mylan N.V.

Nina Devlin (Media), +1 (724) 514-1968

Kris King (Investors), +1 (724) 514-1813

Goldman Sachs (financial advisor)

Tim Ingrassia, +1 (212) 902 5186

Andre Kelleners, +1 (212) 347 8347

Michael Casey, +44 (20) 7774 4100

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Mylan in respect of the information in this announcement relating to Perrigo, the Perrigo Group, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Mylan and no one else in connection with Mylan’s proposed acquisition of Perrigo and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs International, Goldman, Sachs & Co or any of their affiliates, nor for providing advice in relation to Mylan’s acquisition of Perrigo or any other matters referred to in this announcement. Neither Goldman Sachs International nor Goldman, Sachs & Co. nor any of their affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International, Goldman, Sachs & Co. or any of their affiliates in connection with this announcement, any statement contained herein, Mylan’s proposed acquisition of Perrigo or otherwise.

ADDITIONAL INFORMATION

In connection with the Offer, Mylan expects to file certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4 and a proxy statement on Schedule 14A (in preliminary and then definitive form). This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Offer. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with US securities law, Irish law and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Offer under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in the Mylan proxy statement/prospectus on Form S-4 filed with the SEC on 23 December 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2014, which was filed with the SEC on 2 March 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for Mylan, Perrigo, or the combined company and products and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the proposed transaction; uncertainties as to whether shareholders will provide the requisite approvals for the proposed transaction; the possibility that competing offers will be made; the possibility that certain conditions to the consummation of the proposed transaction will not be satisfied; the possibility that Mylan will be unable to obtain regulatory approvals for the proposed transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the proposed transaction; the ability to meet expectations regarding the accounting and tax treatments of the proposed transaction, changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the US and abroad; the integration of Perrigo being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction; the retention of certain key employees of Perrigo being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Perrigo; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s ability to execute on new product opportunities; the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan Inc.’s Annual Report on Form 10-K for the year ended 31 December 2014 and our other filings with the SEC. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this release, except as required by law.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this announcement constitutes an asset valuation.

SYNERGY STATEMENT

There are various material assumptions underlying the Synergy Statement, which may result in the value in the Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates.

The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this announcement would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

The Synergy Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers; and (ii) Goldman Sachs International. Copies of their respective reports are included in Appendix IV and Appendix V to this announcement. Each of the Irish firm of PricewaterhouseCoopers and Goldman Sachs International has given and not withdrawn its consent to the issue of this announcement with the inclusion of its report.

SOURCES AND BASES OF INFORMATION

Sources and bases of information contained in this announcement can be found in Appendix II of this announcement.

APPENDIX I

PRE-CONDITION TO THE MAKING OF THE OFFER

The making of the Offer and Mylan’s obligation to despatch the Offer Document will be subject to the following pre-condition:

US Hart-Scott-Rodino Clearance

to the extent applicable to the Offer or its implementation, the first in time of the following having occurred:

(a)	all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (together, the “HSR Act”) having been terminated or having expired, in each case in connection with the Offer;

(b)	a final decision to clear or approve the consummation of the acquisition contemplated by the Offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto; or

(c)	13 September 2015.

Mylan reserves the right to waive in whole or in part the pre-condition set out above.

Appendix I - 1

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer to be made by Mylan will comply with the Irish Takeover Rules and applicable US tender offer rules and will be subject to the terms and conditions set out in this announcement and to be set out in the Offer Document and the Acceptance Documents. The Offer will be governed by the laws of Ireland and the US and will be subject to the jurisdiction of the courts of Ireland and the US.

The Offer will be subject to the following conditions:

Acceptance Condition

(a)	valid acceptances being received (and not validly withdrawn) by not later than 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Mylan may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules, determine) in respect of Perrigo Shares Affected representing not less than 80% (or such lower percentage as Mylan may decide) in nominal value of the Maximum Perrigo Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 80% (or such lower percentage as Mylan may decide) of the voting rights attaching to the Maximum Perrigo Shares Affected, provided that this condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Perrigo Shares carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Perrigo, including for this purpose (except to the extent otherwise agreed with the Irish Takeover Panel) any such voting rights attaching to Perrigo Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and provided that unless Mylan otherwise determines, this condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived;

For the purposes of the conditions in Appendix I:

(i)	Perrigo Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue; and

(ii)	the expression “Perrigo Shares Affected” shall mean:

(A)	Perrigo Shares which have been issued or unconditionally allotted on, or before, the date the Offer is made, but excluding any such Perrigo Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(B)	Perrigo Shares which have been issued or unconditionally allotted after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Mylan may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), but excluding any such Perrigo Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(C)	Perrigo Shares which have been re-issued from treasury after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Mylan may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date),

Appendix I - 2

other than Perrigo Shares in the beneficial ownership of Mylan on the date the Offer is made;

(iii)	the expression “Maximum Perrigo Shares Affected” shall mean, at a relevant date of determination, the aggregate of:

(A)	the total number of Perrigo Shares Affected; and

(B)	the maximum number (or such lesser number as Mylan may decide) of Perrigo Shares which are required, or may be required, to be allotted and/or issued and/or re-issued from treasury pursuant to the exercise of outstanding subscription, conversion or other rights (including rights granted under the Perrigo Share Plans), disregarding the terms on which any such rights may be exercised (including any restrictions thereon), and irrespective of whether such rights have been granted on, before, or after, the date on which the Offer is made.

Receipt of Mylan Shareholder Approval

(b)	Mylan having received the affirmative vote of the requisite majority of the votes cast at a general meeting of its shareholders at which the requisite part of the issued share capital is present or represented in respect of the resolutions of the general meeting required by article 2:107a of the Dutch Civil Code and Nasdaq Rule 5636 in connection with the consummation of the Offer and such other resolutions as may be instrumental for the implementation of the Offer;

Effective Registration Statement

(c)	The registration statement that Mylan intends to file with the SEC having been declared effective by the SEC under the United States Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceeding for that purpose having been initiated or threatened by the SEC;

Nasdaq Listing

(d)	Nasdaq having authorised, and not withdrawn such authorisation, for listing all of the Mylan Shares to be delivered to Perrigo Shareholders pursuant to the Offer subject to satisfaction of any conditions to which such approval is expressed to be subject;

Appendix I - 3

Share Buyback, Reduction, Redemption, Dividends etc

(e)	no member of the Perrigo Group having, after the date of this announcement, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its shares or other securities (or the equivalent) or any shares or other securities (or the equivalent) of Perrigo or any other member of the Perrigo Group or reduced or made any other change to any part of its share capital;

(f)	no member of the Perrigo Group having, after the date of this announcement, recommended, declared, paid, or made, or proposed to recommend, declare, pay or make, any bonus issue, dividend or other distribution (whether in cash or otherwise) other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Perrigo Group;

Acquisitions, Disposals, Joint Ventures, Mergers and Similar Transactions

(g)	save for transactions between two or more members of the Perrigo Group, since 28 June 2014, no member of the Perrigo Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose any merger, demerger, joint venture, partnership, collaboration, reconstruction, amalgamation, consolidation, scheme, acquisition or disposal of any operations, assets, undertaking, body corporate or partnership (or any interest therein) or the creation of any Encumbrance over any operations or assets;

Frustrating Actions (within the meaning of Rule 21 of the Irish Takeover Rules)

(h)	no passing of any resolution at a shareholder meeting of Perrigo to approve any action, possible action, contract, sale, disposal, or acquisition for the purposes of Rules 21(a)(i) or (iii) of the Irish Takeover Rules;

(i)	no member of the Perrigo Group having taken, committed to take or announced that it intends to take or may take any action or commit to take any action which the Irish Takeover Panel determines is or would be frustrating action for the purposes of, or within the meaning of, Rule 21 of the Irish Takeover Rules;

European Merger Regulation

(j)	to the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of Council Regulation (EC) No. 139/2004 (the “Regulation”) or otherwise would give rise to a concentration that is subject to the Regulation, the European Commission deciding that the concentration is compatible with the common market pursuant to Article 6(1)(b) of the Regulation before the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules and the terms or conditions to which any such decision is or may be subject being acceptable to Mylan in its sole discretion;

Irish Competition Act

(k)	to the extent that Part 3 of the Competition Act 2002 (as amended) (the “Competition Act”) is applicable to the Offer or its implementation, one of the following events having occurred:

(i)	the Competition and Consumer Protection Commission (“CCPC”), in accordance with Section 21(2)(a) of the Competition Act, having informed Mylan that the Offer may be put into effect; or

Appendix I - 4

(ii)	the period specified in Section 21(2) of the Competition Act having elapsed without the CCPC having informed Mylan of the determination (if any) which it has made under Section 21(2) of the Competition Act; or

(iii)	the CCPC, in accordance with Section 22(4) of the Competition Act, having furnished to Mylan a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Offer may be put into effect; or

(iv)	the CCPC, in accordance with Section 22(4) of the Competition Act, having furnished to Mylan a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Offer may be put into effect subject to conditions specified by the CCPC being complied with, and such conditions being acceptable to Mylan; or

(v)	the period of 120 working days after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed, or, where a requirement is made under Section 20(2) of the Competition Act, the period of 120 working days and any period of suspension that applies pursuant to Section 22(4A) of the Competition Act after the appropriate date (as defined in Section 19(6)) of the Competition Act) having elapsed, without the CCPC having made a determination under Section 22(3) of the Competition Act in relation to the Offer, in each case prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

US Hart-Scott-Rodino Clearance

(l)	if the HSR Pre-Condition has been waived by Mylan or the HSR Pre-Condition has been satisfied pursuant to paragraph (c) of the HSR Pre-Condition, to the extent applicable to the Offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (the “HSR Act”) having been terminated or having expired (in each case in connection with the Offer) or a final decision to clear or approve the consummation of the acquisition contemplated by the Offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, in each case prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

General Regulatory and Antitrust/Competition

(m)

no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative or fiscal body, court, agency, association, institution, department or bureau including any anti-trust or merger control authorities, regulatory body, court, tribunal, environmental body, employee representative body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, a member of the Perrigo Group (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding,

Appendix I - 5

suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, decision, order or change to published practice or having done or decided to do anything, in each case which would or would reasonably be expected to:

(i)	make the Offer or its implementation, or the acquisition or the proposed acquisition by Mylan of the Perrigo Shares Affected, or control of Perrigo or any of the assets of the Perrigo Group by Mylan void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto, or otherwise challenge or interfere therewith or require amendment of the Offer;

(ii)	result in a material delay in the ability of Mylan, or render Mylan unable, to acquire some or all of the Perrigo Shares Affected or require a divestiture by Mylan of any Perrigo Shares;

(iii)	require the divestiture by any member of the Wider Perrigo Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Perrigo Group) or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own, control or manage their respective assets or properties or any part thereof;

(iv)	impose any limitation on or result in a delay in the ability of Mylan to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Perrigo Shares Affected, or to exercise voting or management control over Perrigo or any subsidiary or subsidiary undertaking of Perrigo which is material in the context of the Perrigo Group taken as a whole (a “Material Subsidiary”) or on the ability of any member of the Perrigo Group to hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Perrigo Group to the extent that Perrigo has such ownership, voting or management control rights;

(v)	require Mylan or any member of the Perrigo Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Perrigo Group or any third party;

(vi)	impose any limitation on the ability of Mylan to integrate or co-ordinate its business or assets, or any part of it, with all or any part of the businesses of any member of the Perrigo Group;

(vii)	cause any member of the Wider Perrigo Group to cease to be entitled to any Authorisation (as defined in condition (n) below) used by it in the carrying on of its business; or

(viii)	otherwise adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Perrigo Group;

Appendix I - 6

provided that this condition (m) does not apply to any matter which is referred to in condition (l) above;

Notifications, waiting periods and Authorisations

(n)	all necessary or appropriate notifications and filings having been made and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having being complied with in each case in connection with the Offer or its implementation and all necessary, desirable or appropriate regulatory approvals, authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (“Authorisations”) having been obtained on terms and in a form reasonably satisfactory to Mylan from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Perrigo Group has entered into contractual arrangements and, all such necessary, desirable or appropriate Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with, provided that this condition (n) does not apply to any matter which is referred to in condition (l) above;

(o)	all applicable waiting periods and any other time periods (including any extension thereof) during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any Perrigo Shares Affected by Mylan, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated, provided that this condition (o) does not apply to any matter which is referred to in condition (l) above;

Certain matters arising as a result of any arrangement, agreement etc

(p)	save as publicly announced by Perrigo prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Perrigo Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Mylan of the Perrigo Shares Affected or because of a change in the control of Perrigo or otherwise, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Perrigo Group taken as whole):

(i)

any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Perrigo Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or repayment date or

Appendix I - 7

the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

(ii)	the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Perrigo Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Perrigo Group thereunder or the business of any such member with any persons, firms or body (or any agreement or arrangement relating to any such arrangement or bonus) being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Perrigo Group being disposed of or charged, or ceasing to be available to any member of the Perrigo Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Perrigo Group;

(v)	the value of, or financial or trading position of, any member of the Perrigo Group being prejudiced or adversely affected;

(vi)	the creation or acceleration of any liability or liabilities (actual or contingent) by any member of the Perrigo Group; or

(vii)	any liability of any member of the Perrigo Group to make any severance, termination, bonus or other payment to any of its directors or other officers or advisers, and no event having occurred which might result in any events or circumstances as are referred to in this condition (p) (i)-(vii);

Certain Events occurring since 28 June 2014

(q)	save as publicly announced by Perrigo prior to the date of this announcement, no member of the Perrigo Group having, since 28 June 2014:

(i)	issued or agreed to issue, or authorized or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or issued or transferred, or agreed, authorized or proposed the re-issue of, any shares from treasury;

Appendix I - 8

(ii)	save for transactions between two or more members of the Perrigo Group, made or proposed, or announced an intention to propose or make, any change or amendment in its loan capital or any loan notes issued by a member of the Perrigo Group to a person who is not a member of the Perrigo Group;

(iii)	except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or materially improve, the terms of any employment contract, commitment or arrangement with any director of Perrigo or any person occupying one of the senior executive positions in the Perrigo Group;

(iv)	issued, authorised or proposed to make, or made, any change or amendment to any loan capital or debentures or (save in the ordinary course of business and save for transactions between two or more members of the Perrigo Group) incurred any indebtedness or contingent liability or repaid, repurchased or redeemed any indebtedness, loan capital, debenture or other liability or obligation;

(v)	entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Perrigo Group;

(vi)	entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction or arrangement otherwise than in the ordinary and usual course of business;

(vii)	waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Perrigo Group taken as a whole;

(viii)	been unable, or admitted in writing that it is unable, to pay its debts or stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased to carry on all or a substantial part of any business;

(ix)	taken or proposed any steps, any corporate action or had any legal proceedings instituted or threatened against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or any analogous proceedings in any jurisdiction;

(x)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Perrigo Group;

Appendix I - 9

(xi)	made any alteration to its memorandum or articles of association or other incorporation documents;

(xii)	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification therefore or accrual or entitlement to such benefits or pensions are calculated or determined, or made or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(xiii)	entered into any agreement, contract, scheme, arrangement or commitment or passed any resolution or made any offer with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events set out in this condition;

No adverse change, litigation, regulatory enquiry or similar

(r)	since 28 June 2014:

(i)	there not having arisen any adverse change or deterioration, or circumstances which could result in any adverse change or deterioration, in the business, assets, financial or trading position or profits of Perrigo or any member of the Perrigo Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Perrigo Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Perrigo Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Perrigo Group;

(iii)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Perrigo Group which is necessary for the proper carrying on of its business; and

(iv)	no contingent or other liability existing or having arisen or being apparent to Mylan which would reasonably be expected to affect adversely any member of the Perrigo Group;

No discovery of certain matters regarding information, liabilities and environmental matters

(s)	Mylan not having discovered that any financial, business or other publicly disclosed information concerning the Perrigo Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

Appendix I - 10

(t)	Mylan not having discovered that any member of the Perrigo Group is subject to any liability, contingent or otherwise, which is not disclosed in the Perrigo Annual Report and Accounts;

(u)	save as publicly announced by Perrigo prior to the date of this announcement, since 28 June 2014, Mylan not having discovered:

(i)	in relation to any release, storage, carriage, leak, emission, discharge or disposal of any waste or hazardous substance or any other substance reasonably likely to impact the environment or any other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Perrigo Group has acted in violation of any laws, statutes, regulation, notices or other legal or regulatory requirements of any Third Party;

(ii)	that there is, or would reasonably be expected to be, any liability, whether actual or contingent, or requirement to make good, remediate, repair, reinstate or clean up any property or asset now or previously owned, occupied or made use of by any past or present member of the Perrigo Group (or on its behalf) or any other property or asset under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise; and

(iii)	that circumstances exist (whether as a result of the making of the Offer or otherwise) which would reasonably be expected to result in any actual or contingent liability (as a result of an environmental audit or otherwise) to any member of the Perrigo Group under any applicable legislation referred to in sub-paragraph (u)(i) and (u)(ii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out;

Directive 2003/71/EC

(v)	to the extent required, compliance with the applicable requirements of Directive 2003/71/EC of the European Parliament and of the Council as amended (the Prospectus Directive), and the rules and regulations promulgated thereunder, all as implemented in the relevant member state(s); and

Securities Law of the State of Israel

(w)	to the extent required, compliance with the applicable requirements of the Securities Law, 5728-1968, of the State of Israel, and the rules and regulations promulgated thereunder, as well as any applicable requirements of the Tel Aviv Stock Exchange.

For the purposes of this Appendix I:

“Competition Act” means the Competition and Consumer Protection Act 2014 of Ireland;

Appendix I - 11

“Competition and Consumer Protection Commission” or “CCPC” means the Competition and Consumer Protection Commission of Ireland as referred to in section 9 of the Competition Act;

“Perrigo Group” means Perrigo and its subsidiaries and subsidiary undertakings, and “member of the Perrigo Group” means any one of them;

“Initial Closing Date” means 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the date fixed by Mylan as the first closing date of the Offer, unless and until Mylan in its discretion shall have extended the initial Offer period, in which case the term “Initial Closing Date” shall mean the latest time and date at which the initial Offer period, as so extended by Mylan, will expire or, if earlier, the date on which the Offer becomes or is declared unconditional in all respects;

“initial Offer period” means the period from the date of the dispatch of the Offer Document to Perrigo Shareholders, to and including the Initial Closing Date;

“subsidiary” and “holding company” have the meaning given by Section 155 of the Companies Act 1963 of Ireland;

“subsidiary undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland; and

“Wider Perrigo Group” means Perrigo, any member of the Perrigo Group and associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Perrigo Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest.

Additional terms defined in Appendix III shall have the same meaning where used in this Appendix I.

The Offer will lapse unless all of the conditions set out above in this Appendix I have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Mylan to be or to remain satisfied by 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Mylan may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules, determine).

Unless Mylan otherwise determines, condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived. Mylan reserves the right to waive in whole or in part all or any of conditions (b) to (w) (excluding conditions (j) to (l) to the extent applicable to the Offer or its implementation). Mylan shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest time and date for the fulfilment of all conditions referred to in the previous paragraph, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

To the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of the Regulation or would otherwise give rise to a concentration that is subject to the Regulation, the Offer shall lapse if the European Commission notifies Mylan of its decision to initiate proceedings in respect of that concentration under Article 6(1)(c)

Appendix I - 12

of the Regulation or to refer that concentration to a competent authority of an EEA member state under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

In the event that the Offer lapses in any circumstances, the Offer will cease to be capable of further acceptance and Mylan and accepting Perrigo Shareholders will thereupon cease to be bound by prior acceptances.

If Mylan is required to make an offer for Perrigo Shares under the provisions of Rule 9 of the Irish Takeover Rules, Mylan may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

Mylan reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of the Perrigo Shares by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, as amended, or Sections 449 to 455 of the Companies Act 2014 of Ireland, as the case may be. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, condition (a) will not apply and the scheme of arrangement will become effective and binding on the following:

(i)	approval at a court meeting or any separate class meeting, if applicable, which may be required by the court (or any adjournment thereof) by a majority in number of the holders of Perrigo Shares present and voting, either in person or by proxy, representing 75% or more in value of the Perrigo Shares held by such holders;

(ii)	the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Perrigo’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Perrigo Shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)	the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Mylan); and

(iv)	office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 75 of the Companies Act 1963 of Ireland, as amended, or Section 86 of the Companies Act 2014 of Ireland, as the case may be, in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

Appendix I - 13

APPENDIX II

BASES OF CALCULATION AND SOURCES OF INFORMATION

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(i)	save where otherwise stated, financial and other information concerning Perrigo and Mylan has been extracted from published sources;

(ii)	the information regarding pro forma 2014 revenues for Mylan and Perrigo combined is extracted from: (i) for information relating to Mylan, Mylan’s Amended Current Report (Form 8-K/A) filed with the SEC on 26 March 2015; and (ii) for information relating to Perrigo, Perrigo’s Quarterly Report (Form 10-Q) for the period ended 27 December 2014 filed with the SEC on 5 February 2015, Perrigo’s Annual Report (Form 10-K) for the period ended 28 June 2014 filed with the SEC on 14 August 2014 and Perrigo’s press release announcing the completion of the acquisition of Omega Pharma Invest N.V. published on 30 March 2015;

(iii)	the information set forth under “Information About Mylan” is extracted from Mylan Inc.’s Annual Report (Form 10-K) for the period ended 31 December 2014, filed with the SEC on 2 March 2015;

(iv)	the information set forth under “Information About Perrigo” is extracted from Perrigo’s press release confirming receipt of the Proposal published on 8 April 2015;

(v)	that statement about Mylan’s annualized three year total shareholder return is sourced from Bloomberg and is as of March 31, 2015; and

(vi)	The bases of belief (including sources of information and assumptions made) that support the Synergy Statement are set forth in the following paragraphs. The Synergy Statement has been reported on in accordance with Rule 19.3(b) of the Irish Takeover Rules.

Expected sources of the anticipated annual pre-tax operational synergies include the benefits of savings associated with integration and optimization across cost components and functions, including the following:

•	Optimizing global back-office, manufacturing, selling and distribution infrastructure;

•	Cost efficiencies and operating leverage resulting from increased scale;

•	Research and development savings from elimination of overlapping costs; and

•	Elimination of redundant public company costs.

When evaluating the potential annual pre-tax operational synergies, Mylan assumed the following:

•	That the Offer will be consummated and, following the consummation of the Offer, Mylan will acquire compulsorily any Perrigo Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise;

Appendix II - 1

•	That there will be no material impact on Mylan arising from any decisions made by competition authorities;

•	That there will be no material change to the market dynamics affecting Mylan and/or Perrigo following the consummation of the Offer or the compulsory acquisition by Mylan of any Perrigo Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise; and

•	That there will be no material change to exchange rates following the consummation of the Offer or the compulsory acquisition by Mylan of any Perrigo Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise.

In establishing the estimate of potential annual pre-tax operational synergies, Mylan assumed that Perrigo’s operations, processes and procedures are comparable to those of Mylan’s related operations, except where publicly available information clearly indicates otherwise. Mylan’s management, aided by its previous integration experience and its own understanding of Perrigo’s operations and cost structure based on its market intelligence and experience, has determined the source and scale of potential recurring pre-tax operational synergies. In addition to such information from Mylan’s management team, the sources of information that Mylan has used to arrive at the estimate of potential annual pre-tax operational synergies, include:

•	Perrigo’s annual, quarterly and current reports filed with the SEC;

•	Perrigo presentations;

•	Perrigo’s website;

•	Analyst research;

•	Other public information;

•	Mylan’s knowledge of the industry and of Perrigo; and

•	Mylan’s experience with respect to synergies in connection with previous transactions.

There remains an inherent risk in relying on the Synergy Statement. The Synergy Statement should not be construed as a profit forecast or interpreted to mean that Mylan earnings in any period subsequent to the consummation of the Offer would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

Appendix II - 2

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement (including in the appendices) unless the context otherwise requires:

“2.4 Announcement”	has the meaning given to that term in section 1 of this announcement;

“Acceptance Documents”	the Form of Acceptance, the Letter of Transmittal and any other acceptance documents relating to the Offer which will accompany the Offer Document;

“API”	has the meaning given to that term in section 4 of this announcement;

“Cash Consideration”	has the meaning given to that term in section 2 of this announcement;

“Perrigo Board”	the board of directors of Perrigo;

“business day”	any day (other than Saturday or Sunday) on which lending banks in Ireland and New York are normally open for business;

“Day 60”	has the meaning given to that term in section 12 of this announcement;

“Due Diligence Pre-Condition”	has the meaning given to that term in section 1 of this announcement;

“EEA”	the European Economic Area, which was established on 1 January 1994 and comprises the member states of the European Union, plus Iceland, Liechtenstein and Norway;

“Encumbrance”	any adverse claim or right or third party right or other right or interest, equity, option or right to acquire or right to restrict, any mortgage, charge, assignment, pledge, lien or security interest or repurchase agreement or similar arrangement;

“Form of Acceptance”	the form of acceptance and/or other acceptance documents relating to the Offer which will accompany the Offer Document, for use by Perrigo Shareholders;

“Goldman Sachs”	Goldman, Sachs & Co. and Goldman Sachs International (in their capacity as financial advisor);

“Goldman Sachs Bank”	Goldman Sachs Bank USA (in its capacity as arranger);

Appendix III - 1

“HSR Act”	has the meaning given to that term in section 2 of this announcement;

“HSR Pre-Condition”	has the meaning given to that term in section 2 of this announcement;

“Irish Takeover Panel”	the Irish Takeover Panel established under the Irish Takeover Panel Act;

“Irish Takeover Panel Act”	the Irish Takeover Panel Act 1997 of Ireland;

“Irish Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules 2013;

“Letter of Transmittal”	the letter of transmittal relating to the Offer which will accompany the Offer Document, for use by Perrigo Shareholders;

“Mylan”	Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal executive offices located at Albany Gate, Darkes Lane, Potters Bar, Herts EN6 1AG, United Kingdom;

“Mylan Shares”	has the meaning given to that term in section 4 of this announcement;

“NASDAQ”	the NASDAQ Global Select Market;

“NYSE”	the New York Stock Exchange;

“Offer”	the offer to be made by Mylan to acquire the entire issued and to be issued share capital of Perrigo (on the terms, and subject to the conditions, to be set out in the Offer Document and the Acceptance Documents) including where the context so requires, any subsequent revision, variation, extension or renewal of such offer;

“Offer Document”	the document to be sent to Perrigo Shareholders, and for information only to Perrigo Equity Award Holders, containing the terms and conditions of the Offer;

“Offer Period”	the period commencing on, and including, 8 April 2015 (the date of the 2.4 Announcement) and ending on such date as the Irish Takeover Rules provide or the Irish Takeover Panel otherwise may decide;

“Offer Price”	has the meaning given to that term in section 2 of this announcement;

Appendix III - 2

“OTC”	has the meaning given to that term in section 5 of this announcement;

“Perrigo”	Perrigo Company plc, a public limited company organized and existing under the laws of Ireland, with its corporate seat in Dublin, Ireland, and its principal executive offices located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland;

“Perrigo Annual Report and Accounts”	Perrigo’s annual report and accounts for the year ended 28 June 2014;

“Perrigo Group”	Perrigo and its subsidiaries and subsidiary undertakings and “member of the Perrigo Group” means any one of them;

“Perrigo Equity Award Holders”	has the meaning given to that term in section 7 of this announcement;

“Perrigo Shares”	the ordinary shares of €0.001 each (nominal value) in the capital of Perrigo;

“Perrigo Shareholders”	the holders of Perrigo Shares;

“Perrigo Share Plans”	the Perrigo Company 2013 Long-Term Incentive Plan, the Perrigo Company 2008 Long-Term Incentive Plan and the Perrigo Company 2003 Long-Term Incentive Plan, in each case, as amended;

“Proposal”	has the meaning given to that term in section 1 of this announcement;

“Registration Statement”	has the meaning given to that term in section 2 of this announcement;

“SEC”	the US Securities and Exchange Commission;

“Share Consideration”	has the meaning given to that term in section 2 of this announcement;

“Synergy Statement”	means the following statement: “Mylan expects the combination will result in at least US$800 million of annual pre-tax operational synergies by the end of year four following the consummation of the Offer”;

“TASE”	the Tel Aviv Stock Exchange;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to the jurisdiction of the United States of America;

Appendix III - 3

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“US$”, “dollars”, “US Dollars” or “$”	US dollars, the lawful currency of the United States.

All references to time in this document are to Irish time unless otherwise stated.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

References to “subsidiary undertaking” or “undertaking” have the meanings given to those terms in the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland.

References to “subsidiary” or “holding company” have the meanings given to those terms by Section 155 of the Companies Act 1963 of Ireland.

References to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Appendix III - 4

APPENDIX IV

Report of the Irish firm of PricewaterhouseCoopers pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules

The Directors

Mylan N.V.

Albany Gate

Darkes Lane

Potters Bar

Hertfordshire EN6 1AG

United Kingdom

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

24 April 2015

Mylan N.V: Proposed Acquisition of Perrigo Company plc

We report on the potential operational synergies statement (the “Synergy Statement”) by the directors of Mylan N.V. (the “Company”) set out in the Rule 2.5 Announcement (the “Announcement”) dated 24 April 2015, to the effect that:

“Mylan expects the combination to result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer.”

The Synergy Statement has been made in the context of disclosure in Appendix II of the Announcement setting out the basis of the belief of the Directors of the Company (the “Directors”) supporting the Synergy Statement and their analysis and explanation of the underlying constituent elements.

This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to make the Synergy Statement in accordance with the Rules.

Appendix IV - 1

It is our responsibility and that of the Financial Adviser to form our respective opinions as required by Rule 19.3(b)(ii) of the Rules, as to whether the Synergy Statement has been made by the Directors with due care and consideration.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 19.3(b)(ii) of the Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 19.3(b)(ii) of the Rules, consenting to its inclusion in the Announcement.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. We have discussed the Synergy Statement together with the relevant bases of belief (including sources of information and assumptions) with the Directors of the Company and with the Financial Adviser. Our work did not involve any independent examination of any of the financial or other information underlying the Synergy Statement.

Since the Synergy Statement and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual benefits achieved will correspond to those anticipated in the Synergy Statement and the differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, on the basis of the foregoing, the Directors have made the Synergy Statement, in the form and context in which it is made, with due care and consideration.

Yours sincerely

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Appendix IV - 2

APPENDIX V

Report of Goldman Sachs International pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules

The Directors

Mylan N.V.

Albany Gate

Darkes Lane

Potters Bar

Hertfordshire EN6 1AG

24 April 2015

Dear Sirs,

Proposed Offer by Mylan N. V. (“Mylan”) for Perrigo Company plc (“Perrigo”)

We refer to the statements of estimated operational synergies, the bases of preparation thereof and the notes thereto (together the “Statements”) made by Mylan set out in this announcement dated 24 April 2015, for which the Directors of Mylan are solely responsible.

We have discussed the Statements (including the assumptions and sources of information referred to therein) with the Directors of Mylan and those officers and employees of Mylan who have developed the underlying plans.

The Statements are subject to uncertainty as described in this document and our work did not involve any independent examination of any of the financial or other information underlying the Statements.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by PricewaterhouseCoopers and have discussed with them the conclusions stated in their letter dated 24 April 2015 addressed to yourselves and ourselves in this matter.

We do not express any opinion as to the achievability of the estimated operational synergies identified by the Directors of Mylan.

This letter is provided pursuant to our engagement letter with Mylan solely to the Directors of Mylan in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2013, and for no other purpose. We accept no responsibility to Perrigo or its shareholders or any other person, other than the Directors of Mylan, in respect of the contents of, or any matter arising out of or in connection with, this letter or the work undertaken in connection with this letter.

On the basis of the foregoing, we consider that the Statements by Mylan, for which the Directors of Mylan are solely responsible, have been made with due care and consideration in the context in which they were made.

Appendix V - 1

Yours faithfully,

Michael Casey
Managing Director

For and on behalf of
Goldman Sachs International

Appendix V - 2